Exhibit 99.2

OPC ENERGY LTD. Condensed Consolidated Interim Financial Statements As of March 31, 2018 (Unaudited)

OPC ENERGY LTD.

Condensed Consolidated Interim Financial Statements as of March 31, 2018 (unaudited)

Somekh Chaikin KPMG
Millennium Tower
#17 Ha’arbaa St., POB 609  Tel Aviv
6100601
03-6848000

Auditors’ Review Report to the Equity Holders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. and its subsidiaries, which comprises the condensed consolidated statement of financial position as of March 31, 2018 and the condensed consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month period then ended. The board of directors and management are responsible for the preparation and presentation of interim financial information for this interim period in accordance with International Accounting Standard 34, "Interim Financial Reporting”, as well as for the preparation of financial information for this interim period in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the mentioned in the preceding paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Somekh Chaikin
Certified Public Accountants (Isr.)

May 21, 2018

OPC ENERGY LTD.

Condensed Consolidated Interim Statements of Financial Position as of

	March 31	March 31	December 31
	2018	2017*	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS in thousands	NIS in thousands	NIS in thousands
Current assets

Cash and cash equivalents	508,625	216,992	508,181
Short-term deposits and restricted cash	752	95,350	752
Current maturities of long-term loan to the former parent company	-	16,577	-
Trade receivables	120,953	131,960	152,751
Other receivables and debit balances	40,396	22,531	39,210
Derivative instruments	4,084	6,433	5,099

Total current assets	674,810	489,843	705,993

Non-current assets

Long-term deposits and restricted cash	270,863	73,176	264,564
Long-term loan to the former parent company	-	182,346	-
Long-term loans and prepaid expenses	109,364	86,564	100,356
Derivative instruments	-	3,037	-
Deferred taxes	852	3,005	751
Fixed assets	2,247,190	1,993,079	2,184,405
Intangible assets	5,603	5,788	5,689

Total non-current assets	2,633,872	2,346,995	2,555,765

Total assets	3,308,682	2,836,838	3,261,758

*	Restated to reflect the transfer of Hadera and AGS from Asia Development to the Company, see Note 4.

OPC ENERGY LTD.

Condensed Consolidated Interim Statements of Financial Position as of

	March 31	March 31	December 31
	2018	2017*	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS in thousands	NIS in thousands	NIS in thousands
Current liabilities

Current maturities of loans from banks and others	107,830	93,474	104,978
Trade payables	146,282	158,703	202,705
Other payables and credit balances, including derivative instruments	46,119	49,534	36,983
Loans and capital notes issued to the Parent Company and related parties	-	46,544	-
Total current liabilities	300,231	348,255	344,666

Non-current liabilities

Loans from banks and financial institutions	1,757,493	1,736,423	1,744,739
Debentures	293,994	-	293,954
Capital notes and loans from related parties	1,827	24,426	1,803
Derivative instruments	-	4,770	-
Employees benefits	280	280	280
Deferred tax liabilities, net	211,391	172,143	191,777

Total non-current liabilities	2,264,985	1,938,042	2,232,553

Total liabilities	2,565,216	2,286,297	2,577,219

Equity

Share capital	1,319	**-	1,319
Premium on shares	361,005	-	361,005
Capital reserves	82,423	258,848	80,279
Retained earnings	201,990	212,563	157,697

Total equity attributable to the equity holders of the Company	646,737	471,411	600,300

Non-controlling interests	96,729	79,130	84,239

Total equity	743,466	550,541	684,539

Total liabilities and equity	3,308,682	2,836,838	3,261,758

Yoav Doppelt	Giora Almogy	Tzahi Goshen
Chairman of the Board of Directors	CEO	CFO

Date of approval of the financial statements: May 21, 2018.

*	Restated to reflect the transfer of Hadera and AGS from Asia Development to the Company, see Note 4.
**    An amount less than NIS 1,000.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

OPC ENERGY LTD.

Condensed Consolidated Interim Statements of Profit or Loss

			Year
			ended
	Three-month period ended March 31		December 31
	2018	2017*	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS in thousands	NIS in thousands	NIS in thousands
Sales	349,724	348,341	1,315,679
Cost of sales (less depreciation and amortization)	219,624	237,960	958,968
Depreciation and amortization	26,277	30,021	112,210

Gross Profit	103,823	80,360	244,501

General and administrative expenses	11,739	7,173	39,576
Other income (expenses), net	(25)	(98)	1,252

Operating profit	92,059	73,089	206,177

Financing expenses	16,956	25,205	124,751
Financing income	1,705	3,928	6,928

Financing expenses, net	15,251	21,277	117,823

Profit before taxes on income	76,808	51,812	88,354

Taxes on Income	20,042	12,749	31,848

Profit for the period	56,766	39,063	56,506

Attributable to:
Equity holders of the Company	44,293	30,339	35,473
Non-controlling interests	12,473	8,724	21,033

Profit for the period	56,766	39,063	56,506
Earnings per share attributable to the owners of the Company

Basic earnings per share (NIS)	0.34	**0.30	0.32
Diluted earnings per share (NIS)	0.33	**0.30	0.31

*	Restated to reflect the transfer of Hadera and AGS from Asia Development to the Company, see Note 4.
**	Restated to reflect the benefit component in the issuance of shares to the Parent Company, see Note 21b to the annual financial statements.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

OPC ENERGY LTD.

Condensed Consolidated Interim Statements of Other Comprehensive Income (Loss)

			Year
			ended
	Three-month period ended March 31		December 31
	2018	2017*	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS in thousands	NIS in thousands	NIS in thousands

Profit for the period	56,766	39,063	56,506

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss

Effective portion of change in fair value of cash flow hedging instruments	2,499	(8,478)	5,894

Net change in the fair value of cash flow hedging derivatives that was carried to the cost of a specific item	(120)	692	5,176

Taxes in respect of components of other comprehensive income	(547)	1,845	(2,642)

Other comprehensive income (loss) for the period, net of tax	1,832	(5,941)	8,428

Total comprehensive income for the period	58,598	33,122	64,934

Attributable to:
Equity holders of the Company	46,125	24,398	43,901
Non-controlling interests	12,473	8,724	21,033

Comprehensive income for the period	58,598	33,122	64,934

*	Restated to reflect the transfer of Hadera and AGS from Asia Development to the Company, see Note 4.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

OPC ENERGY LTD.

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the equity holders of the Company
	Share capital	Premium on shares	Merger capital reserve	Hedge reserve	Capital reserve from transactions with the Parent Company	Capital reserve for cash-based payment	Retained earnings	Total	Non-controlling interests	Total equity
	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands
	(Unaudited)
Three-month period ended March 31, 2018

Balance as at January 1, 2018	1,319	361,005	2,598	(797)	77,930	548	157,697	600,300	84,239	684,539

Acquisition of non-controlling interests	-	-	-	-	-	-	-	-	17	17
Share-based payment	-	-	-	-	-	312	-	312	-	312
Other comprehensive income, net of tax	-	-	-	1,832	-	-	-	1,832	-	1,832
Profit for the period	-	-	-	-	-	-	44,293	44,293	12,473	56,766

Balance as of March 31, 2018	1,319	361,005	2,598	1,035	77,930	860	201,990	646,737	96,729	743,466
Three-month period ended March 31, 2017**

Balance as of January 1, 2017	* -	-	196,084	(9,225)	78,026	-	182,224	447,109	70,602	517,711

Capital reserve from transactions with the Parent Company, net of tax	-	-	-	-	(96)	-	-	(96)	-	(96)
Change in merger reserve as part of the transfer of Greenday	-	-	-	-	-	-	-	-	(196)	(196)
Other comprehensive loss, net of tax	-	-	-	(5,941)	-	-	-	(5,941)	-	(5,941)
Profit for the period	-	-	-	-	-	-	30,339	30,339	8,724	39,063

Balance as of March 31, 2017	* -	-	196,084	(15,166)	77,930	-	212,563	471,411	79,130	550,541

*	An amount less than NIS 1,000.
*	Restated to reflect the transfer of Hadera, AGS and Greenday from Asia Development to the Company, see Note 4.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

OPC ENERGY LTD.

Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

	Attributable to the equity holders of the Company
	Share capital	Premium on shares	Merger capital reserve	Hedge reserve	Capital reserve from transactions with the Parent Company	Capital reserve for cash-based payment	Retained earnings	Total	Non-controlling interests	Total equity
	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands
	(Audited)
Year ended December 31, 2017

Balance as of January 1, 2017	* -	-	196,084	(9,225)	78,026	-	182,224	447,109	70,602	517,711

Capital reserve from transactions with the Parent Company, net of tax	-	-	-	-	(96)	-	-	(96)	-	(96)
Issuance of shares to the Parent Company	1,000	-	-	-	-	-	-	1,000	-	1,000
Issuance of shares (less issuance expenses)	319	361,005	-	-	-	-	-	361,324	-	361,324
Share-based payment	-	-	-	-	-	548	-	548	-	548
Change in merger reserve as part of the
transfer of Hadera, Greenday and AGS	-	-	(193,486)	-	-	-	-	(193,486)	(196)	(193,682)
Dividends to the equity holders of the Company	-	-	-	-	-	-	(60,000)	(60,000)	-	(60,000)
Dividends to non-controlling interests	-	-	-	-	-	-	-	-	(7,200)	(7,200)
Other comprehensive income, net of tax	-	-	-	8,428	-	-	-	8,428	-	8,428
Profit for the year	-	-	-	-	-	-	35,473	35,473	21,033	56,506

Balance as of December 31, 2017	1,319	361,005	2,598	(797)	77,930	548	157,697	600,300	84,239	684,539

*          An amount less than NIS 1,000.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

OPC ENERGY LTD.

Condensed Consolidated Interim Statements of Cash Flows

	Three-month period		Year ended
	ended March 31		December 31
	2018	2017*	2017
	(Unaudited)	(Unaudited)	(Audited)
	NIS in thousands	NIS in thousands	NIS in thousands
Cash flows from operating activities
Profit for the period	56,766	39,063	56,506
Adjustments:
Depreciation and amortization	27,767	30,197	168,209
Financing expenses, net	15,251	21,277	117,823
Taxes on income	20,042	12,749	31,848
Share-based payment transactions	312	-	548
Revaluation of derivatives	1,875	2,083	6,454
	122,013	105,369	381,388

Changes in trade and other receivables	40,260	20,777	(27,046)
Changes in trade and other payables	(68,336)	5,448	55,402
	(28,076)	26,225	28,356

Net cash provided by operating activities	93,937	131,594	409,744

Cash flows for investing activities
Interest received	270	13	205
Short-term deposits and restricted cash, net	(66)	(79,003)	16,352
Deposit to long-term restricted cash	(5,176)	-	(195,372)
Long-term prepaid expenses and loans granted	(7,876)	-	(16,470)
Purchase of fixed assets	(53,413)	(57,990)	(368,628)
Acquisition of subsidiary, less cash acquired	(8,125)	-	-
Purchase of intangible assets	-	(47)	(212)
Receipt (payment) in respect of derivatives, net	88	(2,153)	(5,839)

Net cash used in investing activities	(74,298)	(139,180)	(569,964)

Cash flows for financing activities
Interest paid	(16,363)	(17,481)	(76,661)
Prepaid costs in respect of loans received	(986)	(8,903)	(13,068)
Dividend paid	-	-	(67,200)
Repayment of short-term loans received from the Parent Company and a related party, net	-	(57,854)	(58,352)
Proceeds from issuance of shares, net of issuance expenses	-	-	361,703
Proceeds from the issuance of debentures, net of issuance expenses	-	-	315,818
Payment of early repayment commission	-	-	(22,950)
Long-term loans received	22,000	255,000	494,000
Repayment of long-term capital notes issued to the Parent Company and to a related party	-	(10,350)	(64,068)
Repayment of loans from banks and others	(23,907)	(21,585)	(280,422)

Net cash provided by (used in) financing activities	(19,256)	138,827	588,800

Net increase in cash and cash equivalents	383	131,241	428,580

Balance of cash and cash equivalents at beginning of period	508,181	86,159	86,159

Effect of exchange rate fluctuations on cash and cash equivalents	61	(408)	(6,558)

Balance of cash and cash equivalents at end of period	508,625	216,992	508,181

*	Restated to reflect the transfer of Hadera and AGS from Asia Development to the Company, see Note 4.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

OPC ENERGY LTD.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2018 (unaudited)

NOTE 1 - REPORTING ENTITY

OPC Energy Ltd. (hereinafter - "the Company”) was incorporated in Israel on February 2, 2010. The address of record of the Company (since May 1, 2018) is #121 Menachem Begin Rd., Tel Aviv, Israel. The Company is controlled by Kenon Holdings Ltd. (hereinafter - "the Parent Company”), a company incorporated in Singapore whose shares have a dual listing on the New York Stock Exchange (NYSE) and on the Tel Aviv Stock Exchange Ltd. (hereinafter - "the Stock Exchange”). Until February 15, 2018, the Company was controlled by I.C. Power Asia Development Ltd. (hereinafter - “Asia Development”), on which date Asia Development transferred its entire holdings in the Company to the Parent Company.

The Company is a public company the securities of which are listed for trade on the Stock Exchange. The Company, together with the subsidiaries the financial statements of which are consolidated with those of the Company (hereinafter – "the Group"), operates in the Israeli electricity generation sector, including the initiation, development, construction and operation of power plants and the generation and supply of electricity to private customers and to the Israel Electric Company (hereinafter - “IEC”).

The subsidiary, OPC Rotem Ltd. (hereinafter – "Rotem"), was awarded a bid for construction of a private power plant having a licensed capacity of about 466 megawatts in the Rotem Plain and signed an agreement for the sale of the electricity (hereinafter - “PPA”) with the Israel Electric Corp. (hereinafter - "IEC"). In addition, by virtue of its being awarded the bid, Rotem received a license to produce and sell electricity for a period of 30 years. On July 6, 2013, Rotem has commenced Commercial Operation of the power plant.

The subsidiary, OPC Hadera Ltd. (hereinafter - “Hadera”), which had been transferred to the Company by Asia Development in May 2017 (as described in Note 4), is currently in the process of constructing a power plant that uses cogeneration technology (generation of electricity and steam). Hadera holds a contingent license for the construction of a power plant in adjacency to Hadera Paper Mills with an installed capacity of up to 148.5 MW.

The activity of the Group is subject to regulation, including, inter alia, the provisions of the Electricity Sector Law, 1996 and the regulations published thereunder, resolutions of the Electricity Authority, the provisions of the Law for the Promotion of Competition and Reduction of Concentration, 2013, and regulation pertaining to business licensing, planning and construction and environmental quality. The Electricity Authority has the power to issue licenses under the Electricity Sector Law (licenses for facilities with a production capacity in excess of 100 megawatts require in addition the approval of the Minister of National Infrastructures, Energy and Water), supervise the license holders, determine tariffs and benchmarks for the level, nature and quality of the services that are required of an "essential service provider" license holder, the holder of a supply license, the holder of a transmission and distribution license, an electricity producer and a private electricity producer. Accordingly, the Electricity Authority supervises both IEC and private electricity producers.

The Group’s activity is subject to seasonal fluctuations as a result of changes in the Electricity Authority’s published regulated Time of Use Electricity Tariff (hereinafter – "the TAOZ"). The year is divided into 3 seasons, as follows: Summer (July and August), Winter (December, January and February) and Transition (March through June and September through November). For each season a different tariff is set. The results of the Company are based on the generation component which is part of the TAOZ, hence the seasonal effect.

OPC ENERGY LTD.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2018 (unaudited)

NOTE 2 - BASIS OF PREPARATION

a.          Statement of Compliance with International Financial Reporting Standards (IFRS)

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as of and for the year ended December 31, 2017 (hereinafter - “the Annual Financial Statements”). Furthermore, these financial statements have been prepared in accordance with the provisions of Part D of the Securities Regulations (Periodic and Immediate Reports) - 1970.

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on May 21, 2018.

b.          Functional and presentation currency

The NIS is the currency that represents the principal economic environment in which the Group operates. Accordingly, the NIS is the functional currency of the Group. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

c.          Use of estimates and judgments

In preparing the condensed financial statements in conformity with IFRS, management of the Company is required to exercise judgment and use assessments, estimates and assumptions that affect the application of the accounting policies and the amounts of assets and liabilities, revenues and expenses. It is hereby clarified that actual results may differ from these estimates.

Management’s judgment in implementing the accounting policies of the Group and the primary assumptions that were used in assessments involving uncertainties, are consistent with those applied in preparing the Annual Financial Statements.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

a.	The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied in the Annual Financial Statements, except as described below.

b.	First-time application of new accounting standards, amendments and interpretations

Commencing on January 1, 2018, the Group implements the new accounting standards and amendments as described below:

(1)	IFRS 9 (2014), Financial Instruments

Commencing in the first quarter of 2018, the Group implements IFRS 9 (2014), Financial Instruments (in this section: “the Standard” or “IFRS 9”), which supersedes IAS 39, Financial Instruments: Recognition and Measurement (in this section: “IAS 39”). The Group has elected to implement the Standard as from January 1, 2018, without adjustment of the comparative figures. The first-time implementation of the Standard did not have a material cumulative effect on the financial statements as of January 1, 2018.

All financial instruments that under IAS 39 had been allocated to the loans and receivables measurement group, have been reallocated to the amortized cost measurement group pursuant to the provisions of IFRS 9. The first-time implementation of IFRS 9 did not have a material effect on the opening balances of retained earnings and other equity components.

OPC ENERGY LTD.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2018 (unaudited)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

b.	First-time application of new accounting standards, amendments and interpretations (cont’d)

(1)	IFRS 9 (2014), Financial Instruments (cont’d)

Presented below are the principal changes in the accounting policy following the implementing of the Standard, commencing on January 1, 2018:

Classification and measurement of financial assets and financial liabilities

Initial recognition and measurement

The Group initially recognizes trade receivables on the date that they are originated. All other financial assets and financial liabilities are initially recognized on the date on which the Group becomes a party to the contractual provisions of the instrument. As a rule, a financial asset or a financial liability are initially measured at fair value with the addition, for a financial asset or a financial liability that are not presented at fair value through profit or loss, of transaction costs that can be directly attributed to the acquisition or the issuance of the financial asset or the financial liability. Trade receivables that do not contain a significant financing component are initially measured at the price of the related transaction. Trade receivables originating in contract assets are initially measured at the carrying amount of the contract assets on the date of reclassification from contract assets to receivables.

Financial assets - subsequent classification and measurement

The Company has balances of trade and other receivables and deposits that are held under a business model the objective of which is collection of the contractual cash flows. The contractual cash flows in respect of such financial assets comprise solely payments of principal and interest that reflects consideration for the time-value of the money and the credit risk. Accordingly, such financial assets are measured at amortized cost.

Measurement of expected credit losses

Expected credit losses represent a probability-weighted estimate of credit losses. Credit losses are measured at the present value of the difference between the cash flows to which the Group is entitled under the contract and the cash flows that the Group expects to receive. Expected credit losses are discounted at the effective interest rate of the financial asset.

Financial assets impaired by credit risk

At each reporting date, the Group assesses whether financial assets that are measured amortized cost and debt instruments that are measured at fair value through other comprehensive income have become impaired by credit risk. A financial asset is impaired by credit risk upon the occurrence of one or more of the events that adversely affect the future cash flows estimated for such financial asset.

Hedge accounting

As of December 31, 2017, hedge relationships designated for hedge accounting under IAS 39 qualify for hedge accounting under IFRS 9, and are therefore deemed as continuing hedge relationships.

OPC ENERGY LTD.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2018 (unaudited)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

b.	First-time application of new accounting standards, amendments and interpretations (cont’d)

(2)	IFRS 15, Revenue from Contracts with Customers

On January 1, 2018, the Group has implemented for the first time International Financial Reporting Standard No. 15 (in this section: “IFRS 15” or “the Standard”), which sets out guidelines for revenue recognition.

The Group has elected to implement the Standard using the catch-up approach, with an adjustment of the balance of retained earnings as of January 1, 2018, and without restatement of the comparative figures. The first-time implementation of the Standard did not have a material cumulative effect on the financial statements as of January 1, 2018.

The Standard presents a new five-step model for the recognition of revenue from contracts with customers:

(1)  Identifying the contract with the customer; (2)  Identifying separate performance obligations in the contract; (3)  Determining the transaction price; (4)  Allocating the transaction price to separate performance obligations; (5)  Recognizing revenue when the performance obligations are satisfied.

Presented below are the principals of the new accounting policy for revenue recognition, as applied following the adoption of the standart, commencing on January 1, 2018:

Revenue

The Group recognizes revenue when the customer attains control of the promised goods or services. Revenue is measured based on the amount of the consideration to which the Group expects to be entitled in consideration for the transfer of goods and services promised to the customer, excluding amounts collected on behalf of third parties.

Determining the transaction price

The transaction price is the amount of the consideration to which the Group expects to be entitled in consideration for the transfer of goods and services promised to the customer, excluding amounts collected on behalf of third parties. When determining the transaction price, the Group considers the effects of all of the following: variable consideration, the existence of a significant financing component in the contract, non-cash consideration and consideration payable to the customer.

(3)	IFRIC 22, Foreign Currency Transactions and Advance Consideration

The Interpretation determines that the date of the transaction, for the purpose of determining the exchange rate in recognizing a foreign-currency transaction involving advances, is the date of initial recognition by the Company of the non-monetary asset/liability in respect of the advance. If there are multiple payments or receipts in advance, the Company will establish a date of transaction for each payment/receipt.

The Interpretation was applied prospectively.

OPC ENERGY LTD.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2018 (unaudited)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

c.	New standards not yet adopted

(1)	IFRS 16, Leases

IFRS 16 supersedes International Accounting Standard (IAS) No. 17, Leases and the related Interpretations. The provisions of the Standard cancel the existing requirement that lessees classify the lease as an operating or a financing lease. Instead, as for lessees, the new Standard presents a uniform model for the accounting treatment of all leases, pursuant to which the lessee is to recognize the asset and the liability in respect of the lease in its financial statements. The Standard also sets out new disclosure requirements that are more extensive than the existing requirements. The Standard is effective for annual periods commencing on January 1, 2019. Early adoption is permitted, provided that the entity also carries out an early adoption of IFRS 15, Revenue from Contracts with Customers. The Group intends to adopt the Standard as from January 1, 2019, using the catch-up approach with an adjustment of the balance of retained earnings as of January 1, 2019. the Group is considering applying the following exemptions at the transition date:

-	Not applying the requirements to recognize an asset for usage rights and a liability for short-term leases of up to one year.

-	Not applying the requirements to recognize an asset for usage rights and a liability for leases with a low-value underlying asset.

-	Examining the existence of a lease in an arrangement only for new or modified contracts.

-	Use of a uniform discount rate for lease portfolios that share similar characteristics.

-	Non-inclusion in the asset of direct costs incurred in a lease on transition date.

The provisions of IFRS 16 could affect the accounting treatment of land leases, vehicle leases and office rent contracts. It should be noted that the information that is presented in this note regarding the effects of the first-time implementation of the standard constitutes a preliminary assessment by the Group. Accordingly, the list of topics presented above represents those topics that the Group has identified up to the date of issue of the reports and may be updated as the examination of the effects of the standard progresses. Additionally, the Group is examining the anticipated effects of the implementation of the standard, but at this stage is unable to reliably estimate the quantitative effect on its financial statements.

OPC ENERGY LTD.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2018 (unaudited)

NOTE 4 - BUSINESS COMBINATION UNDER COMMON CONTROL

In May 2017, the Parent Company conducted a restructuring in accordance with Section 104 of the Income Tax Ordinance, under which the Parent Company at that time, Asia Development (hereinafter in this Note – "the Parent Company"), transferred to the Company: (1) its entire holdings (100%) in Hadera, and (2) its entire holdings (100%) in O.P.C Operation Ltd. (currently operating the Energy Center and upon completion of construction of Hadera power plant, will serve as the operating company for the Hadera power plant) (hereinafter – “Hadera Operation Company”), this in consideration for the allotment of 20 ordinary shares of NIS 0.01 par value each of the Company to the Parent Company.  Concurrently with the aforementioned transfer, the Parent Company assigned to the Company capital notes in the amount of NIS 191,844 thousand that Hadera had issued to the Parent Company. Against the assignment of the capital notes as above, a debt of the Company to the Parent Company was recorded in the same amount, which was offset against a loan that the Company had provided to the Parent Company.

In July 2017, the Parent Company made a structural change, pursuant to Section 104 of the Income Tax Ordinance, in the framework of which the Parent Company transferred to the Company all of its holdings (80%) in AGS Rotem Ltd. (hereinafter - "AGS"), in consideration for the allotment of one ordinary share of NIS 0.01 par value of the Company to the Parent Company. As part of the transfer of the Parent Company's holdings in AGS to the Company, capital notes issued by AGS to the Parent Company were assigned in favor of the Company, the balance of which as of the date of the transfer of AGS was NIS 8,385 thousand, this against a debt of the Company to the Parent Company in the same amount. As of the date of this report, the Company has repaid said debt balance to the Parent Company.

In July 2017, the entire holdings (85.3%) of the Parent Company in Greenday Renewable Energy Ltd. (hereinafter – "Greenday"), which was purchased by the Parent Company on January 12, 2017, were sold to OPC Solar Ltd. in consideration of NIS 288 thousand and the assignment to the Company of Greenday's debt to the Parent Company, the balance of which as of June 30, 2017, was NIS 2,618 thousand, such that Greenday will be indebted to the Company and the Company will be indebted towards the Parent Company. As of the date of this report, the Company has repaid said debt balance to the Parent Company.

The transfers of Hadera, Hadera Operation Company, AGS and Greenday to the Company were accounted for as business combinations under common control, in accordance with the as pooling method, as if the acquisitions had been executed on the date that control was achieved by the Parent Company for the first time. For this purpose, comparative data have been restated. The acquired assets and liabilities are presented at their values as previously presented in the consolidated financial statements of the Parent Company on the date of transfer of the shares of Hadera, Hadera Operation Company, AGS and Greenday. The equity components of the Company have been restated from the date that control was achieved for the first time by the Parent Company, such that the equity components of Hadera, Hadera Operation Company, AGS and Greenday have been added to the Company’s existing equity components. The amounts of the acquired assets and liabilities on the date that control was achieved were recognized directly in equity. The difference between the transferred consideration, including the par value of the transferred shares and the cost of the net assets and liabilities, as well as the aforementioned effects stemming from the restructuring, were recorded in the merger capital reserve.

OPC ENERGY LTD.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2018 (unaudited)

NOTE 4 - BUSINESS COMBINATION UNDER COMMON CONTROL (Cont’d)

Presented below is the effect of the presentation of the financial statements by the 'as pooling' method:

a.	Financial position data:

	Presentation before ‘as pooling’	Effect of ‘as pooling’	Presentation after ‘as pooling’
	March 31, 2017
	(Unaudited)
	NIS in thousands
Current assets
Cash and cash equivalents	94,886	122,106	216,992
Short-term deposits and restricted cash	95,158	192	95,350
Current maturities of loan to the Parent Company	16,577	-	16,577
Trade receivables	111,289	20,671	131,960
Other receivables and debit balances	18,869	3,662	22,531
Derivative instruments	-	6,433	6,433
Total current assets	336,779	153,064	489,843

Non-current assets
Long-term deposits and restricted cash	73,176	-	73,176
Long-term loan to the Parent Company	182,346	-	182,346
Long-term loans and deferred charges	71,822	14,742	86,564
Derivative instruments	-	3,037	3,037
Deferred taxes	-	3,005	3,005
Fixed assets	1,641,013	352,066	1,993,079
Intangible assets	1,594	4,194	5,788
Total non-current assets	1,969,951	377,044	2,346,995

Total assets	2,306,730	530,108	2,836,838

OPC ENERGY LTD.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2018 (unaudited)

NOTE 4 - BUSINESS COMBINATION UNDER COMMON CONTROL (Cont’d)

a.	Financial position data (cont’d):

	Presentation before ‘as pooling’	Effect of ‘as pooling’	Presentation after ‘as pooling’
	March 31, 2017
	(Unaudited)
	NIS in thousands
Current liabilities
Credit from banks and financial institutions	93,474	-	93,474
Trade payables	112,423	46,280	158,703
Other payables and credit balances, including derivative instruments	31,546	17,988	49,534
Loans and capital notes issued to the Parent Company	46,544	-	46,544
Total current liabilities	283,987	64,268	348,255

Long-term liabilities
Loans from banks and financial institutions	1,483,803	252,620	1,736,423
Capital notes issued to the Parent Company and a related party	1,998	22,428	24,426
Derivative instruments	-	4,770	4,770
Employees benefits	280	-	280
Deferred tax liabilities, net	171,583	560	172,143
Total non-current liabilities	1,657,664	280,378	1,938,042

Total liabilities	1,941,651	344,646	2,286,297

Equity
Share capital	-	-	-
Capital reserves	77,930	180,918	258,848
Retained earnings	208,216	4,347	212,563
Total equity attributable to the owners	286,146	185,265	471,411

Non-controlling interests	78,933	197	79,130

Total equity	365,079	185,462	550,541
Total liabilities and equity	2,306,730	530,108	2,836,838

OPC ENERGY LTD.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2018 (unaudited)

NOTE 4 - BUSINESS COMBINATION UNDER COMMON CONTROL (Cont’d)

b.	Operating results data:

	Presentation before ‘as pooling’	Effect of ‘as pooling’	Presentation after ‘as pooling’
	Three months ended March 31, 2017
	(Unaudited)
	NIS in thousands
Sales	326,576	21,765	348,341
Cost of sales (less depreciation and amortization)	218,054	19,906	237,960
Depreciation and amortization	28,694	1,327	30,021
Gross Profit	79,828	532	80,360

General and administrative expenses	4,224	2,949	7,173
Other income (expenses)	361	(459)	(98)
Operating profit	75,965	(2,876)	73,089

Financing expenses	23,487	1,718	25,205
Financing income	3,836	92	3,928
Financing expenses, net	19,651	1,626	21,277

Profit before taxes on income	56,314	(4,502)	51,812
Taxes on income (tax benefit)	13,730	(981)	12,749

Profit for the period	42,584	(3,521)	39,063

Attributable to:
Equity holders of the Company	33,797	(3,458)	30,339
Non-controlling interests	8,787	(63)	8,724

Profit for the period	42,584	(3,521)	39,063

c.	Cash-flow data:

	Presentation before ‘as pooling’	Effect of ‘as pooling’	Presentation after ‘as pooling’
	Three months ended March 31, 2017
	Unaudited
	NIS in thousands
Operating activities	141,638	(10,044)	131,594
Investing activities	(80,383)	(58,797)	(139,180)
Financing activities	(48,289)	187,116	138,827
Net increase in cash and cash equivalents	12,966	118,275	131,241

OPC ENERGY LTD.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2018 (unaudited)

NOTE 5 - FINANCIAL INSTRUMENTS

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, restricted cash, trade receivables, other receivables, derivatives, trade payables and other payables are the same or proximate to their fair value.

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

Fair value

	March 31, 2018
	Carrying
	amount*	Fair value
	NIS in thousands	NIS in thousands
Loans from banks and financial institutions	1,830,794	2,140,176
Debentures	315,942	352,352

	March 31, 2017
	Carrying
	amount*	Fair value
	NIS in thousands	NIS in thousands
Loans from banks and financial institutions	1,829,897	2,196,402

	December 31, 2017
	Carrying
	amount*	Fair value
	NIS in thousands	NIS in thousands
Loans from banks and financial institutions	1,827,753	2,221,979
Debentures	315,918	365,728

* Including current maturities.

Derivative financial instruments are measured at fair value, using the Tier 2 valuation method. The fair value is measured using the discounted future cash flows technique, on the basis of observable data.

Additionally, the Company enters into transactions in derivative financial instruments to hedge foreign currency risks. Derivatives are recognized at their fair value. The fair value of the derivative financial instruments is based on prices, rates and interest rates that are received from banks, brokers and through customary trading software. The fair value of the derivatives is estimated on the basis of the data received, using valuation and pricing techniques that are characteristic of the various instruments in different markets. The fair value measurement of long-term derivative financial instruments is estimated by discounting the cash flows arising from them, based on the terms and maturity of each instrument and using market interest rates for similar instruments at the measurement date. Changes in the economic assumptions and the valuation technique could materially affect the fair value of the instruments.

OPC ENERGY LTD.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2018 (unaudited)

NOTE 5 - FINANCIAL INSTRUMENTS (Cont'd)

Presented below are data regarding the representative exchange rates and the Consumer Price Index:

		Exchange rate	Exchange rate
		of the dollar	of the Euro
	CPI	in relation to	in relation to
	(points)	the NIS	the NIS
March 31, 2018	106.1	3.514	4.329
March 31, 2017	105.9	3.632	3.882
December 31, 2017	106.4	3.467	4.153

Changes in the three-month period ended:
March 31, 2018	(0.3)%	1.36%	4.24%
March 31, 2017	(0.2)%	(5.5)%	(4.0)%
Changes in the year ended:
December 31, 2017	0.3%	(9.8)%	2.7%

NOTE 6 - ACQUISITION OF ZOMET

Zomet Energy Ltd. (hereinafter – "Zomet") is advancing a project for the construction of a natural gas-powered power plant, using an open cycle conventional technology, with an output of some 396 megawatts, in proximity to the Plugot Intersection.

Pursuant to the stated in Note 27m of the Annual Financial Statements, on February 26, 2018, the Board of Directors of the Company approved the completion of the Zomet transaction and the waiver of the suspending condition of the issue of a new license to Zomet. Accordingly, on March 7, 2018 the transaction was completed and the control in Zomet was transferred to the Company (hereinafter - “the Transaction Completion Date”). The Board of Directors also approved an update to the payment milestones that are set out in the original agreements, which does not modify the overall amount of consideration as prescribed under the original milestones. Accordingly, on the Transaction Completion Date, the Company paid an amount of US$ 3,650 thousand (US$ 3,550 thousand in the repayment of a shareholders' loan in Zomet and US$ 100 thousand for the acquisition of the shares of Zomet). Following the receipt, in March 2018, of the ruling in the administrative petition, which rejects the petition, the Company included an additional liability of US$ 3,650 thousand in respect of the achievement of the aforesaid milestone, which are to be transferred to the sellers pursuant to the agreement. The remaining consideration, in the amount of US$ 15,800 thousand, will be paid on Zomet’s financial closing date.

In June 2016, Zomet submitted an application to IEC for a feasibility survey of the connection of the facility to the national electricity network. In August 2017, the results of the feasibility survey that was conducted by the system administrator in IEC were received. According to the survey results, there is no certainty as to the possible timetables for the connection of the plant to the national electricity network. Zomet has appealed the survey results to the Electricity Authority. After the date of the report, in May 2018, the Electricity Authority issued its decision, pursuant to which no fault was found with the results of the survey conducted by the system administrator and therefore there are no grounds to contest it. The Company believes that it will be able to pursue a positive feasibility survey for connection to the national transmission network.

OPC ENERGY LTD.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2018 (unaudited)

NOTE 6 - ACQUISITION OF ZOMET (Cont'd)

After the date of the report, in May 2018, the Kiryat Gat Municipality appealed to the Supreme Court the ruling by the Beer Sheva Administrative Affairs Court in the administrative petition concerning the exemption from National Infrastruture Plan (NIP) 55. The respondents in this petition are the National Committee for the Planning and Construction of National Infrastructures, Zomet and Adam Teva V'Din. The principal arguents in the appeal are that, in the absence of an explicit statutory provision permitting it, no modification to or deviation from the objective of the plan may be carried out under a proceeding of exemption or non-conforming use and, alternatively, that the appropriate mechanism under the circumstances is a proceeding of non-conforming use and not an exemption and, alternatively, that it is not reasonable to do so in the absence of a survey of environmental impact and without limiting the operating hours of the power plant. The requested remedies are cancellation of the ruling of the Administrative Affairs Court and cancellation of the resolution of the National Planning Committee to approve the exemption application and the transitioning the power plant from a combined cycle to an open cycle and, alternatively, to order the National Infrastructure Committee to include in the code of the Plan a limit for the hours of operation of the power plant in an open cycle, which will not exceed a maximum of 1,200 hours. A decision in the appeal has yet to be issued, and dates have yet to be determined for the submission of a response to the appeal or for a hearing. At this stage, pending a discussion of the merits of the appeal, the Company and its legal counsel are unable to estimate its chances of being accepted. Nevertheless, they believe that the appeal is more likely to be rejected than accepted and, accordingly no provision was included in the financial statements in respect of said appeal.

NOTE 7 - SUPPLEMENTARY INFORMATION

a.
Pursuant to the stated in Note 27g to the Annual Financial Statements, on January 8, 2018, the Electricity Authority published a resolution, which came into effect on January 15, 2018, concerning the updating of tariffs for 2018, which raises the production component by 6.7%, from NIS 264 per MWh to NIS 281.6 per MWh.

b.
Pursuant to the stated in Note 27g to the Annual Financial Statements, in February 2018, Tamar Partners filed a detailed statement of claim, in which they repeat the contentions that are described in the note and raise an alternative argument, pursuant to which NIS 361.5 per MWh should be declared as the relevant tariff for the period in dispute (representing an average of the four tariffs published by the Electricity Authority in 2013). Rotem rejects the contentions.

Rotem believes that it is more likely than not that its position will be accepted. Accordingly, no provision was included in the financial statements in respect of said claim.

c.
On January 10, 2018, a petition was filed with the Tel Aviv-Jaffa District Court for certification of a derivative claim by a shareholder in Oil Refineries Ltd. (hereinafter – "ORL") against former directors in ORL, current directors in ORL, the Company, Rotem, Hadera, Israel Chemicals Ltd., as well as against Israel Corp. Ltd., Mr. Idan Ofer and Mr. Ehud Angel (hereinafter - “the Petition”). The Petition relates to transactions for gas purchase transactions of ORL, Israel Chemicals Ltd., Rotem and Hadera (hereinafter - “the Group Companies”), including their inter-company aspects, including: (1) a transaction of the Group Companies for the purchase of natural gas from Tamar Partners (for additional information see Note 27g to the Annual Financial Statements); and (2) transactions of the Group Companies for the purchase of natural gas from Energean (for additional information see Note 27g to the Annual Financial Statements).

OPC ENERGY LTD.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2018 (unaudited)

NOTE 7 - SUPPLEMENTARY INFORMATION (Cont'd)

c.	(cont'd)

With regard to a transaction with Energean, in essence, the plaintiff claims that, in addition to a transaction of the Group Companies with a third party (i.e. Energean), a transaction is required among the Group Companies themselves for the allocation of the economic benefits achieved in the joint negotiations in a manner that adequately reflects the purchasing power and the negotiating position of each of the Group Companies. The plaintiff argues that the alleged absence of such inter-company transaction (or the alleged absence of a proper proceeding for the allocation of the benefit) is in detriment of ORL (not at arm’s length as regarding the inter-company aspect), as it is not awarded its share of the economic benefit in proportion to its substantial purchasing power and its contribution to the negotiations with Energean (among others, as a result of the execution of the transaction at similar prices to those of the Group Companies). The principal remedies that are sought by the plaintiff in the Petition in relation to the Energean transaction are several declaratory and pecuniary measures, including, inter alia, the implementation of an inter-company proceeding that will reflect the different purchasing power of the companies.

In relation to the Tamar transaction, the plaintiff argues that the engagement in the Tamar transaction has not been not duly approved by ORL and raises other allegations in relation to this transaction, including whether the transaction is beneficial to ORL and at arm’s length; in relation to the Tamar transaction, declaratory remedies and remedies in compensation of ORL are sought and/or the refunding of the benefit amounts allegedly awarded to the Company and the other parties to the transaction at the expense of ORL, with the addition of the claimed coefficient.

In view of the preliminary stage of the Petition, the Group and its legal counsel are unable to estimate its chances of being accepted and the related outflow of cash, if any. Accordingly, no provision was included in the financial statements of the Company in respect of the Petition.

d.
Pursuant to the stated in Note 16c(4) of the Annual Financial Statements, in January 2018 Hadera made an additional withdrawal of NIS 22 million from the Senior Facility Amount. The interest rate on the withdrawal was 3.11% for the CPI-linked portion and 4.67% for the portion not linked to the CPI.

e.
Pursuant to the stated in Note 27e to the Annual Financial Statements, in March 2018 the Company assumed the corporate guarantees that had been provided in the past by Asia Development, amounting to US$ 32 million.

f.
Pursuant to the stated in Note 25d to the Annual Financial Statements, in February 2018, the amounts of the guarantees to IEC have been updated to NIS 93 million (linked to the CPI) and the pledged deposits have been updated to NIS 78 million.

g.
In January 2018, the Rating Board of Midroog Ltd. (hereinafter - “Midroog”) reapproved the rating of Hadera’s senior debt at A3 with a stable outlook for the construction and the operation period and at A2 with a stable outlook for the operation period only. Additionally, in February 2018, Midroog updated the long-term rating of Rotem to Aa3 with a positive outlook and the also updated the rating of Rotem’s senior debt from Aa3 with a stable outlook to a positive outlook.

OPC ENERGY LTD.

Notes to the Condensed Consolidated Interim Financial Statements as of March 31, 2018 (unaudited)

NOTE 8 - SUBSEQUENT EVENTS

a.
Pursuant to the stated in Note 27g of the Annual Financial Statements, the date for the fulfillment of the suspending condition for the consent of the consortium of financiers of Rotem and Hadera to their engagement in a gas purchase agreement with Energean was postponed to May 31, 2018, and therefore the suspending conditions for the completion of the transaction have yet to be fulfilled.

b.
Pursuant to the stated in Note 27j of the Annual Financial Statements, in April 2018, Hadera and ORL agreed on the early termination of the agreement for the sale of gas, effective from April 30, 2018.

c.
In April 2018, Hadera entered into an agreement with IEC for the sale of surplus gas quantities supplied to it under the agreement with Tamar Partners (as described in Note 27g to the Annual Financial Statements) for the period from May 1, 2018 to October 31, 2018. Either of the parties may terminate the agreement at an earlier date with an advance notice of 30 days, but not before July 1, 2018.

d.	In April 2018, Rotem declared and distributed a dividend in the amount of NIS 105 million to its shareholders (the portion attributed to non-controlling interests amounted to NIS 21 million).

e.
Pursuant to the stated in Note 19c to the annual financial statements, in May 2018, the employee stock option plan has been updated to the effect that, subject to a resolution of the authorized organs in the Company, restricted share units (RSUs) that are exercisable into shares of the Company (at an as yet undetermined volume) may be allotted, at no consideration, to employees of the Company and/or of another entity in the Company's group of companies, this in addition to the options (the total number of options and RSU units will not exceed 2,297,168 units, this in addition to the allotment described in Note 19c to the annual financial statements). Each RSU unit will entitle its holder to receive from the Company, by way of allotment, ne ordinary share of the Company of NIS 0.01 par value. The rights attaching to the ordinary shares allotted as above will be identical to those of the ordinary shares of the Company, immediately upon allotment.

f.
In May 2018, Rotem entered into a binding agreement with IEC for the sale of gas quantities. The sale of gas will be carried out in the course of the planned maintenance period, in September through November 2018.